

Mail Stop 3561

November 5, 2015

Patrick M. Byrne
Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

> **Re:** **Overstock.com, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed October 9, 2015**
> **File No. 333-203607**

Dear Mr. Byrne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2015 letter.

General

1. We note your response to comment 1 and your revised disclosure on page 36 that "there will be robust and transparent trading data…available to the general public." Please further explain how and where the general public will be able to access the information in the distributed ledger.

2. We note your response to comment 3 that the "the sale of TIGRCub bonds was recorded to the distributed ledger directly by [you]." Please identify the nature and role of participants who have the ability to record transactions directly to the distributed ledger and, if anyone can do so, what risk this poses to you. In this regard, you previously included disclosure stating that "[p]articipants in a distributed ledger include persons who have access to the ledger on a read-only basis, persons who can initiate changes to the

ledger by participating in a transaction to be recorded on the ledger, and persons who validate the transactions on the ledger." Clarify the various kinds of "persons" you are referring to in this description, particularly in light of your response to comment 5 where you indicate that "[w]ith respect to the Company's digital securities, the Bitcoin blockchain is *solely* used to mathematically prove the validity of copies of the definitive proprietary ledger that is controlled by the Pro Securities ATS" (emphasis added). Considering your use of the Bitcoin blockchain appears to differ for purposes of the digital securities that you issued in an unregistered transaction, please confirm our understanding, if true, that you intend to use the Bitcoin blockchain in different manners depending upon whether the sales of your securities will be registered or unregistered.

3. We note your response to comment 4 that the PATs will be issued by a "special purpose entity, sold via auction through Pro Securities ATS." Please clarify your role in the auction process, if any, including if the special purpose entity is owned or controlled by you. Also, please note that we are still considering your response to comment 4 and we may have further comments regarding this issue.

Risk Factors

The ProSecurities ATS is not a stock exchange and has no listing requirements for issuers or for the securities traded, page 7

4. Here or elsewhere in your prospectus, please clarify whether you intend to register any class of digital securities that you may issue in the future under Section 12 of the Securities Exchange Act of 1934, if known at this time.

Information Incorporated by Reference, page 40

5. Please include the Current Report on Form 8-K filed November 3, 2015 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products